SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                          ______________________

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                           AEP Industries, Inc.
                             (Name of Issuer)

                                  Common
                      (Title of Class of Securities)

                                 001031103
                              (CUSIP Number)

                             Arthur Goetchius
       300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                               July 20, 1995
         (Date of event which requires filing of this statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

           Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      13D
CUSIP No. 001031103
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              240,151
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              240,151
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              240,151
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              3.24%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              495,352
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              495,352
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              495,352
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              6.68%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                              IA
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              224,993
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              224,993
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              224,993
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              3.04%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                 Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              37,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              37,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              37,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              0.50%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              PN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              59,850
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              1,075,596
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              59,850
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              1,075,596
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              1,135,446
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              13.46%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              12,750
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              997,496
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              12,750
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              997,496
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              1,010,246
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              13.63%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF   PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              9,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              997,496
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              9,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              997,496
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              1,006,496
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              13.58%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                             AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                              -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                              997,496
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              997,496
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              997,496
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              13.46%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                              IN
_____________________________________________________________________________
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

      The Schedule 13D, initially filed on March 30, 1990, is hereby amended and restated in its entirety by this Amendment No. 1 to the Schedule 13D as follows:

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, no par value (the "Common Stock"), issued by AEP Industries, Inc., a Delaware corporation (the "Company"), whose principal executive offices are 125 Phillips Avenue, South Hackensack, New Jersey 07606.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners and Jonas Partners, (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners and Jonas Partners, (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners and Jonas Partners; and (viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
The general partners of EGS Associates, Bev Partners and Jonas Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, and Jonas Gerstl (collectively, the "General Partners"). Mr. Salvatore DiFranco resigned from EGS Associates, EGS Partners, Bev Partners, and Jonas Partners, as general partner, effective October 31, 1994, and is therefore no longer a reporting person. EGS Partners converted from a limited partnership to a limited liability company in 1995 and the General Partners are the members thereof.
(b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, Bev Partners, Jonas Partners and each of the General Partners is 300 Park Avenue, New York, New York 10022 and (ii) EGS Overseas is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.
(c) The principal business of each of EGS Associates, EGS Overseas, Bev Partners and Jonas Partners is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a private investment firm and a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts and EGS Overseas. The present principal occupations of the General Partners are as general partners and members, as applicable, of EGS Associates, EGS Partners, Bev Partners and Jonas Partners and other limited partnerships.
(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, Bev Partners and Jonas Partners are Delaware limited partnerships. EGS Partners is a Delaware limited liability company. EGS Overseas is a British Virgin Islands corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners and Jonas Partners is approximately $2,510,286, $4,146,117, $1,262,716, $1,824223, and $333,924, respectively.
      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $112,500.
      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman, is approximately $1,482,773.
      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher, is approximately $82,692.
      The shares of Common Stock purchased by each of EGS Associates, EGS Overseas, Bev Partners and Jonas Partners were purchased with the investment capital of the respective entities and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of the respective discretionary accounts under management of EGS Partners. The shares of Common Stock purchased by Messrs. Greenberg, Ketcher and Ehrman were purchased with personal funds, trust funds, or the funds of immediate family members.
      The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Non-margin accounts are maintained at Bankers Trust Company.
Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his IRA account and in margin accounts maintained at Goldman, Sachs & Co., or are beneficially owned by members of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at First Boston Corporation. The shares owned by Mr. Ehrman are held in accounts maintained at Bishop Rosen Corporation or Bear Stearns and Co., Inc, or are beneficially owned by members of his immediate family. Currently, the interest rate charged on such various margin accounts is approximately 6.75% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The purpose of the acquisition of the shares of the Common Stock by each of the Reporting Persons is for investment. Each may make further purchases of the Common Stock from time to time and may dispose of any or all of the shares of the Common Stock held by it or him at any time.
      None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,410,873 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 2, 1995, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended April 30, 1995 (which is the most recent Form 10-Q on file).

      As of the close of business on July 25, 1995:

           (i) EGS Associates owns beneficially 240,151 shares of Common Stock, constituting approximately 3.24% of the shares outstanding.
           (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 337,166 shares (constituting approximately 4.55% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 158,186 shares of Common Stock purchased for EGS Overseas (constituting approximately 2.13% of the shares outstanding), which, when aggregated, total 495,352 shares of Common Stock, constituting approximately 6.68% of the shares outstanding.
           (iii) Bev Partners owns beneficially 224,993 shares of Common Stock, constituting approximately 3.04% of the shares outstanding.
           (iv) Jonas Partners owns 37,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
           (v) Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family, 137,950 shares of Common Stock, constituting approximately 1.86% of the shares outstanding.
           (vi) Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 12,750 shares of Common Stock, constituting less than 1% of the shares outstanding.
           (vii) Mr. Ketcher owns directly 9,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
           (viii)      Mr. Gerstl own directly no shares of Common Stock.
           By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 240,151 shares beneficially owned by EGS Associates, the 495,352 shares beneficially owned by EGS Partners, the 224,993 shares beneficially owned by Bev Partners and the 37,000 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 997,496 shares of Common Stock, constituting approximately 13.46% of the shares outstanding.
           (viii) In the aggregate, the Reporting Persons beneficially own a total of 1,156,896 shares of Common Stock, constituting approximately 15.62% of the shares outstanding.

           (b)   (i)   Each of EGS Associates, EGS Partners (with respect to
shares of EGS Overseas and other discretionary accounts), Bev Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
                 (ii) Each General Partner has the sole power to vote and dispose of the shares owned directly by him. Messrs. Ehrman and Greenberg have shared power to vote and dispose of shares owned by members of their immediate families.

           (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to July 20, 1995 until July 25, 1995 by EGS Partners (excluding EGS Overseas) and Mr. Ehrman, are set forth in Schedules A and B, respectively. All such transactions were effected in the over-the-counter market. During such period, EGS Associates, EGS Overseas, Bev Partners, Jonas Partners and Messrs. Greenberg, Ketcher and Gerstl did not enter into any transactions in the Common Stock.

           (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibit was filed with the original Schedule 13D filed on March 30, 1990 and is hereby incorporated in its entirety by this reference thereto.

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.

                                SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 31, 1995                   /s/ William Ehrman
William Ehrman, individually and as general partner of each of EGS PARTNERS, L.L.C., EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS, L.P.

/s/ William Ehrman
William Ehrman, as Attorney-In-Fact for Frederic Greenberg, individually and as general partner of each of EGS PARTNERS, L.L.C., EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS, L.P.

/s/ Frederick Ketcher
Frederick Ketcher, individually and as general partner of each of EGS PARTNERS, L.L.C., EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS, L.P.

/s/ William Ehrman
William Ehrman, as Attorney-In-Fact for Jonas Gerstl, individually and as general partner of each of EGS PARTNERS, L.L.C., EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS, L.P.

                                Schedule A

                            EGS Partners, L.P.

                     Transactions in the Common Stock

                                 Price Per Share
  Date of     Number of             (including
Transaction  Shares Purchased     Commissions, if any)

6/8/95     5,000                        20.25
6/13/95    2,500                        20.00
6/15/95    2,200                        20.07
6/16/95    2,000                        20.04
6/19/95    2,000                        20.00
6/21/95    1,000                        20.45
6/23/95    1,600                        20.73
6/23/95    4,700                        20.80
6/27/95    2,000                        20.70
6/28/95    1,000                        20.70
6/29/95    300                          20.57
6/30/95    4,500                        21.32
7/3/95     2,000                        21.31
7/5/95     600                          21.32
7/6/95     1,000                        20.82
7/6/95     4,000                        20.13
7/10/95    600                          21.07
7/10/95    500                          20.57
7/12/95    1,500                        21.25
7/13/95    2,400                        21.20
7/14/95    1,200                        21.32
7/17/95    1,500                        21.52
7/18/95    2,000                        21.57
7/19/95    1,000                        21.32
7/20/95    1,500                        21.32
7/21/95    1,500                        21.32
7/24/95    1,300                        21.38
7/25/95    1,200                        21.63

                                Schedule B

                              William Ehrman

                     Transactions in the Common Stock

                                      Price Per Share
  Date of  Number of                     (excluding
TransactionShares Purchased             Commissions, if any)

6/1/95     150                          23.50
6/1/95     100                          24.00
6/6/95     300                          20.00
6/9/95     250   **                     20.50
6/13/95    300                          20.25
6/14/95    200   **                     20.25
6/15/95    300                          20.00
6/19/95    500                          20.00
6/19/95    300   **                     20.25
6/20/95    300                          20.25
6/21/95    300   **                     20.25
6/22/95    350                          20.50
6/23/95    300                          20.75
6/27/95    300                          20.63
6/29/95    250                          21.00
7/6/95     500   *                      20.38
7/10/95    500                          20.75
7/11/95    300                          21.25
7/12/95    300                          21.50
7/25/95    300                          21.50

_________________________
*      Shares held in an account for the benefit of Mr. Ehrman's wife.
**    Shares held in an account for the benefit of Mr. Ehrman's daughter.